SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: November 14, 2006

Commission File No. 000-51047

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No  X

If  ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information Contained in this Report on Form 6-K

Attached hereto as Exhibit 1 is a copy of the Notice of 2006 Annual Meeting of Stockholders and Proxy Statement of Navios Maritime Holdings Inc. dated November 14, 2006 for the 2006 Annual Meeting of Stockholders to be held on December 19, 2006.

November 14, 2006

Dear Stockholder,

We cordially invite you to attend our 2006 annual meeting of stockholders to be held at 11:00 a.m. on Tuesday, December 19, 2006, at 85 Akti Miaouli Street, Piraeus, Greece. The attached notice of annual meeting and proxy statement describe the business we will conduct at the meeting and provide information about Navios Maritime Holdings Inc. that you should consider when you vote your shares.

When you have finished reading the proxy statement, please promptly vote your shares by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your shares will be represented and voted at the meeting, whether or not you can attend.

Sincerely,
Angeliki Frangou Chairman and Chief Executive Officer

November 14, 2006

NOTICE OF 2006 ANNUAL MEETING OF STOCKHOLDERS

TIME:    11:00 a.m.

DATE:    December 19, 2006

PLACE:    85 Akti Miaouli Street, Piraeus, Greece

PURPOSES:

1.	To elect three Class A directors, whose term will expire in 2009.

2.	To approve and adopt the Navios Maritime Holdings Inc. 2006 Stock Plan.

3.	To approve an amendment to the company’s charter to increase the authorized number of shares of common stock from 120,000,000 to 250,000,000.

4.	To ratify the appointment of PricewaterhouseCoopers as the company’s independent public accountants for the fiscal year ending December 31, 2006.

5.	To consider any other business that is properly presented at the meeting.

WHO MAY VOTE:

You may vote if you were the record owner of Navios Maritime Holdings Inc. stock at the close of business on November 2, 2006. A list of stockholders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Secretary at the above address.

BY ORDER OF THE BOARD OF DIRECTORS
Vasiliki Papaefthymiou Secretary

NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street
Piraeus, Greece 185 38
(011) 30 210-459-5000

PROXY STATEMENT FOR
NAVIOS MARITIME HOLDINGS INC.

2006 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON
DECEMBER 19, 2006

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because Navios Maritime Holdings Inc.’s Board of Directors is soliciting your proxy to vote at the 2006 annual meeting of stockholders and any adjournments of the meeting to be held at 11:00 a.m. on Tuesday, December 19, 2006, at 85 Akti Miaouli, Piraeus, Greece. This proxy statement along with the accompanying Notice of Annual Meeting of Stockholders summarizes the purposes of the meeting and the information you need to know to vote at the annual meeting.

On November 14, 2006, we began sending this proxy statement, the attached notice of annual meeting and the enclosed proxy card to all stockholders entitled to vote at the meeting. Although not part of this proxy statement, we are also sending along with this proxy statement, our 2005 annual report, which includes our financial statements for the fiscal year ended December 31, 2005. You can also find a copy of our 2005 Annual Report on Form 20-F on the Internet through the SEC’s electronic data system called EDGAR at www.sec.gov.

Who Can Vote?

Only stockholders who owned Navios Maritime Holdings Inc. common stock at the close of business on November 2, 2006 are entitled to vote at the annual meeting. On this record date, there were 62,088,127 shares of Navios Maritime Holdings Inc. common stock outstanding and entitled to vote. Navios Maritime Holdings Inc. common stock is our only class of voting stock.

You do not need to attend the annual meeting to vote your shares. Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A stockholder may revoke a proxy before the proxy is voted by delivering to our Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any stockholder who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each share of Navios Maritime Holdings Inc. common stock that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual meeting. If your shares are registered directly in your name through our stock transfer agent, Continental Stock Transfer & Trust Co., or you have stock certificates, you may vote:

•	By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.

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•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in ‘‘street name’’ (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your shares and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your shares.

•	In person at the meeting. Contact the broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The board of directors recommends that you vote as follows:

•	‘‘FOR’’ the election of the nominees for the Class A directors;

•	‘‘FOR’’ the adoption of the stock plan;

•	‘‘FOR’’ the amendment to the charter; and

•	‘‘FOR’’ ratification of the selection of independent auditors for our fiscal year ending December 31, 2006.

If any other matter is presented, the proxy card provides that your shares will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;

•	notifying Navios Maritime Holdings Inc.’s Secretary in writing before the annual meeting that you have revoked your proxy; or

•	attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

What Vote is Required to Approve Each Proposal and How are Votes Counted?

Proposal 1: Elect Directors	The nominees for Class A director who receive the most votes (also known as a ‘‘plurality’’ of the votes) will be elected. Abstentions are not counted for purposes of electing directors. You may vote either FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one or more of the nominees. Votes that are withheld will not be included in the vote tally for the election of Class A directors. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name for the election of directors. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote.

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Proposal 2: Adoption of Stock Plan	The affirmative vote of a majority of the votes present or represented by proxy and entitled to vote at the annual meeting is required to approve the adoption of the Stock Plan. Abstentions will be treated as votes against this proposal. Brokerage firms do not have authority to vote customers’ unvoted shares held by the firms in street name on this proposal, therefore, any shares not voted by a customer will be treated as a broker non-vote, such broker non-votes will have no effect on the results of this vote.

Proposal 3: Approve Amendment to Charter	The affirmative vote of a majority of the company’s outstanding common stock is required to approve the amendment to the charter. Abstentions and broker non-votes will be treated as votes against this proposal.

Proposal 4: Ratify Selection of Auditors	The affirmative vote of a majority of the votes present or represented by proxy and entitled to vote at the annual meeting is required to ratify the selection of independent auditors. Abstentions will be treated as votes against this proposal. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote. We are not required to obtain the approval of our stockholders to select our independent accountants. However, if our stockholders do not ratify the selection of PricewaterhouseCoopers as our independent accountants for 2006, our Audit Committee of our Board of Directors will reconsider its selection.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of no less than one-third (1/3) of the outstanding shares of our common stock is necessary to constitute a quorum at the meeting. Votes of stockholders of record who are present at the meeting in person or by proxy, abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

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ELECTION OF DIRECTORS

(Notice Item 1)

The company has seven directors on the board of directors, which is divided into three classes.  As provided in the company’s Articles of Incorporation, each director is elected to serve for a three year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of three Class A Directors expires at the Meeting.  Accordingly, the board of directors has nominated John Stratakis, Rex Harrington and Allan Shaw, each of whom is a Class A Director, for election as directors whose term would expire at the Company’s 2009 Annual Meeting of Stockholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current board of directors may recommend.

Nominees for Election as Class A Directors to the Company’s Board of Directors

Information concerning the nominees for the Class A directors of the Company is set forth below:

Name	Age	Position
John Stratakis	41	Class A Director
Rex Harrington	73	Class A Director
Allan Shaw	42	Class A Director

John Stratakis has been a member of Navios' board of directors since August 25, 2005. Since 1994, Mr. Stratakis has been a partner with the law firm of Poles, Tublin, Stratakis, Gonzalez & Weichert, LLP, in New York, New York, where he specializes in all aspects of marine finance and admiralty law, real estate, trusts and estates and general corporate law. From 1992 to 1993, Mr. Stratakis was an associate attorney with Wilson, Elser, Moskowitz Edelman & Dicker, in New York, New York. Mr. Stratakis also has been a director and the Treasurer of the Hellenic-American Chamber of Commerce in New York since 2000. Mr. Stratakis received a bachelor of arts (summa cum laude) from Trinity College and a juris doctor degree from Washington College of Law-American University. Mr. Stratakis is admitted to practice law in the State of New York and in the courts of the Southern and Eastern Districts of New York.

Rex Harrington has been a member of Navios' board of directors since October 25, 2005. From 1957 to 1969, Mr. Harrington was the director of shipping at The Royal Bank of Scotland where he had responsibility for its extensive shipping portfolio. He currently sits on the board of General Maritime Corporation (NYSE: GMR) and A/S Dampskibsselskabet TORM (NASDAQ: TRMD). He is also an advisor to the Liberian Ship and Corporate Registry, a Deputy Chairman of the International Maritime Industries Forum and a member of InterCargo advisory panel, the General Committee of Lloyds Register of Shipping, the Steering Committee of the London Shipping Law Center, The Baltic Exchange, the Worshipful Company of Shipwrights — Liveryman. He was previously a director with Lloyds Register of Shipping, Clarksons plc, an international shipbroker, and the International Chamber of Commerce. Mr. Harrington received a B.A. and M.A. degree in economics from Oxford University in 1955.

Allan Shaw, a United States certified Public Accountant, has been a member of Navios' board of directors since October 25, 2005. Mr. Shaw has almost 20 years of financial management experience, having most recently worked as Chief Financial Officer and Executive Management Board Member at Serono International S.A., from November 2002 to April 2004. Prior to joining Serono, Mr. Shaw was with Viatel Inc., an international telecommunications company, where he was a member of the Board of Directors and Chief Financial Officer. During his employment, Viatel filed for Chapter 11

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protection under the bankruptcy laws of the United States in 2001. He was also a manager with Deloitte & Touche. Mr. Shaw received a bachelor of science degree from the State University of New York, Oswego in 1986.

The Board Of Directors Recommends The Election Of John Stratakis, Rex Harrington And Allan Shaw As Class A Directors, And Proxies Solicited By The Board Will Be Voted In Favor Thereof Unless A Stockholder Has Indicated Otherwise On The Proxy.

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APPROVAL OF STOCK PLAN

(Notice Item 2)

General

We are seeking your approval on the adoption of the Navios Maritime Holdings Inc. 2006 Employee, Director and Consultant Stock Plan (the ‘‘Plan’’) providing for the issuance of a maximum of 10,000,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards.

On November 13, 2006, our board of directors unanimously approved the Plan, and recommended that the Plan be submitted to the stockholders for approval. If approved by the stockholders, the Plan will become effective. A copy of the Plan is attached as ‘‘Annex A.’’

The Plan being submitted under this proposal does not have any securities issued pursuant to it and no future issuances which may be awarded have been determined, approved or granted.

Summary of Material Features of the Plan.

The following is a summary of the key provisions of the Plan.

Purpose:	The purpose of the Plan is to encourage ownership of our common stock by our employees, directors and certain consultants in order to attract such people, to induce them to work for our benefit and to provide additional incentive for them to promote our success.

Administration:	The Plan is to be administered by our Board of Directors, except to the extent that it delegates its authority to a committee of the Board of Directors.

Awards:	The Plan authorizes the issuance of stock grants to our employees, directors and consultants, the grant of incentive stock options to our employees and the grant of non-qualified options and stock based awards to our employees, directors and consultants.

Amendment and Termination:	The Plan will terminate November 13, 2016. The Plan may be amended or terminated at an earlier date, provided that no amendment that would require stockholder approval under any applicable law or regulation (including the rules of any exchange on which the company's shares are then listed for trading) or under any provision of the Internal Revenue Code of 1986, may become effective without stockholder approval. A termination, suspension or amendment of the Plan may not adversely affect the rights of any participant with respect to a previously granted award, without the participant's written consent Additionally, the company's board of directors has the power, without further approval of the company's stockholders, to amend the Plan in any respect necessary at any point in time to permit the Plan, and awards granted thereunder, to continue to comply with Rule 16b-3 under the Securities Exchange Act of 1934 and with Internal Revenue Code Section 422.

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Federal Income Tax Considerations

The following is a brief summary of the applicable federal income tax laws relating to stock options and stock grants under the Plan:

Incentive Stock Options:	Incentive stock options are intended to qualify for treatment under Section 422 of the Code. An incentive stock option does not result in taxable income to the optionee or deduction to the company at the time it is granted or exercised, provided that no disposition is made by the optionee of the shares acquired pursuant to the option within two years after the date of grant of the option nor within one year after the date of issuance of shares to him (referred to as the ‘‘ISO holding period’’). However, the difference between the fair market value of the shares on the date of exercise and the option price will be an item of tax preference includible in ‘‘alternative minimum taxable income.’’ Upon disposition of the shares after the expiration of the ISO holding period, the optionee will generally recognize long term capital gain or loss based on the difference between the disposition proceeds and the option price paid for the shares. If the shares are disposed of prior to the expiration of the ISO holding period, the optionee generally will recognize taxable compensation, and the company will have a corresponding deduction, in the year of the disposition, equal to the excess of the fair market value of the shares on the date of exercise of the option over the option price. Any additional gain realized on the disposition will normally constitute capital gain. If the amount realized upon such a disqualifying disposition is less than fair market value of the shares on the date of exercise, the amount of compensation income will be limited to the excess of the amount realized over the optionee's adjusted basis in the shares.

Non-Qualified Options:	Options otherwise qualifying as incentive stock options, to the extent the aggregate fair market value of shares with respect to which such options are first exercisable by an individual in any calendar year exceeds $100,000, and options designated as non-qualified options will be treated as options that are not incentive stock options.

A non-qualified option ordinarily will not result in income to the optionee or deduction to the company at the time of grant. The optionee will recognize compensation income at the time of exercise of such non-qualified option in an amount equal to the excess of the then value of the shares over the option price per share. Such compensation income of optionees may be subject to withholding taxes, and a deduction may then be allowable to the company in an amount equal to the optionee's compensation income.

An optionee’s initial basis in shares so acquired will be the amount paid on exercise of the non-qualified option plus

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the amount of any corresponding compensation income. Any gain or loss as a result of a subsequent disposition of the shares so acquired will be capital gain or loss.

Stock Grants:	With respect to stock grants under the Plan that result in the issuance of shares that are either not restricted as to transferability or not subject to a substantial risk of forfeiture, the grantee must generally recognize ordinary income equal to the fair market value of shares received. Thus, deferral of the time of issuance will generally result in the deferral of the time the grantee will be liable for income taxes with respect to such issuance. The company generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.

With respect to stock grants involving the issuance of shares that are restricted as to transferability and subject to a substantial risk of forfeiture, the grantee must generally recognize ordinary income equal to the fair market value of the shares received at the first time the shares become transferable or are not subject to a substantial risk of forfeiture, whichever occurs earlier. A grantee may elect to be taxed at the time of receipt of shares rather than upon lapse of restrictions on transferability or substantial risk of forfeiture, but if the grantee subsequently forfeits such shares, the grantee would not be entitled to any tax deduction, including as a capital loss, for the value of the shares on which he previously paid tax. The grantee must file such election with the Internal Revenue Service within 30 days of the receipt of the shares. The company generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.

The affirmative vote of a majority of the votes present or represented and entitled to vote at the Meeting is required to approve the increase in the aggregate number of shares of common stock available under the Plan.

The Board Of Directors Recommends Approval Of The Adoption Of the Plan, And Proxies Solicited By The Board Will Be Voted In Favor Of The Plan Unless A Stockholder Indicates Otherwise On The Proxy.

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AMENDMENT OF OUR ARTICLES OF INCORPORATION TO INCREASE FROM 120,000,000 SHARES TO 250,000,000 SHARES, THE AGGREGATE NUMBER OF SHARES OF COMMON STOCK AUTHORIZED TO BE ISSUED

(Notice Item 3)

The Board of Directors has determined that it is advisable to increase our authorized common stock from 120,000,000 shares to 250,000,000 shares, and has voted to recommend that the stockholders adopt an amendment to our Articles of Incorporation effecting the proposed increase.

The affirmative vote of a majority of the shares present or represented and entitled to vote at the meeting is required to approve the amendment to our Articles of Incorporation to effect the proposed increase in our authorized shares.

The Board Of Directors Recommends A Vote To Approve The Amendment To Our Articles Of Incorporation, And Proxies Solicited By The Board Will Be Voted In Favor Of The Amendment Unless A Stockholder Indicates Otherwise On The Proxy.

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INDEPENDENT PUBLIC ACCOUNTANTS

(Notice Item 4)

The Board of Directors is submitting for approval the appointment of PricewaterhouseCoopers, independent public accountants, as the company’s independent auditors for the fiscal year ending December 31, 2006. The Board proposes that the stockholders ratify this appointment. PricewaterhouseCoopers audited our financial statements for the fiscal year ended December 31, 2005.

PricewaterhouseCoopers has advised the company that it does not have any direct or indirect financial interest in the company, nor has it had any such interest in connection with the company during the past three years other than in its capacity as the company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee of the company.

In the event the stockholders do not ratify the appointment of PricewaterhouseCoopers as our independent public accountants, the Audit Committee will reconsider its appointment.

The affirmative vote of a majority of the shares present or represented and entitled to vote at the Meeting is required to ratify the appointment of the independent public accountants.

The Board Of Directors Recommends A Vote To Ratify The Appointment Of PricewaterhouseCoopers As Independent Public Accountants, And Proxies Solicited By The Board Will Be Voted In Favor Of Such Ratification Unless A Stockholder Indicates Otherwise On The Proxy.

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OTHER MATTERS

The Board of Directors knows of no other business which will be presented to the Annual Meeting. If any other business is properly brought before the Annual Meeting, proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

BY ORDER OF THE BOARD OF DIRECTORS
Vasiliki Papaefthymiou Secretary

November 14, 2006

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Annex A

NAVIOS MARITIME HOLDINGS INC.

2006 EMPLOYEE, DIRECTOR AND CONSULTANT STOCK PLAN

1.	DEFINITIONS.

Unless otherwise specified or unless the context otherwise requires, the following terms, as used in this Navios Maritime Holdings Inc. 2006 Employee, Director and Consultant Stock Plan, have the following meanings:

Administrator means the Board of Directors, unless it has delegated power to act on its behalf to the Committee, in which case the Administrator means the Committee.

Affiliate means a corporation which, for purposes of Section 424 of the Code, is a parent or subsidiary of the Company, direct or indirect.

Agreement means an agreement between the Company and a Participant delivered pursuant to the Plan, in such form as the Administrator shall approve.

Board of Directors means the Board of Directors of the Company.

Change of Control means the occurrence of any of the following events:

(i)	Ownership. Any ‘‘Person’’ (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the ‘‘Beneficial Owner’’ (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company’s then outstanding voting securities (excluding for this purpose any such voting securities held by the Company or its Affiliates or by any employee benefit plan of the Company) pursuant to a transaction or a series of related transactions which the Board of Directors does not approve; or

(ii)	Merger/Sale of Assets. (A) A merger or consolidation of the Company whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of the Company or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation; or (B) the stockholders of the Company approve an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets; or

(iii)	Change in Board Composition. A change in the composition of the Board of Directors, as a result of which fewer than a majority of the directors are Incumbent Directors. ‘‘Incumbent Directors’’ shall mean directors who either (A) are directors of the Company as of November 13, 2006, or (B) are elected, or nominated for election, to the Board of Directors with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company).

Code means the United States Internal Revenue Code of 1986, as amended.

Committee means the committee of the Board of Directors to which the Board of Directors has delegated power to act under or pursuant to the provisions of the Plan.

Common Stock means shares of the Company’s common stock, $.0001 par value per share.

Company means Navios Maritime Holdings Inc., a Marshall Islands corporation.

Disability or Disabled means permanent and total disability as defined in Section 22(e)(3) of the Code.

Employee means any employee of the Company or of an Affiliate (including, without limitation, an employee who is also serving as an officer or director of the Company or of an Affiliate), designated by the Administrator to be eligible to be granted one or more Stock Rights under the Plan.

Fair Market Value of a Share of Common Stock means:

(1)	If the Common Stock is listed on a national securities exchange or traded in the over-the-counter market and sales prices are regularly reported for the Common Stock, the closing or last price of the Common Stock on the composite tape or other comparable reporting system for the trading day on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date;

(2)	If the Common Stock is not traded on a national securities exchange but is traded on the over-the-counter market, if sales prices are not regularly reported for the Common Stock for the trading day referred to in clause (1), and if bid and asked prices for the Common Stock are regularly reported, the mean between the bid and the asked price for the Common Stock at the close of trading in the over-the-counter market for the trading day on which Common Stock was traded on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date; and

(3)	If the Common Stock is neither listed on a national securities exchange nor traded in the over-the-counter market, such value as the Administrator , in good faith, shall determine.

ISO means an option meant to qualify as an incentive stock option under Section 422 of the Code.

Non-Qualified Option means an option which is not intended to qualify as an ISO.

Option means an ISO or Non-Qualified Option granted under the Plan.

Participant means an Employee, director or consultant of the Company or an Affiliate to whom one or more Stock Rights are granted under the Plan. As used herein, ‘‘Participant’’ shall include ‘‘Participant’s Survivors’’ where the context requires.

Plan means this Navios Maritime Holdings Inc. 2006 Employee, Director and Consultant Stock Plan.

Shares means shares of the Common Stock as to which Stock Rights have been or may be granted under the Plan or any shares of capital stock into which the Shares are changed or for which they are exchanged within the provisions of Paragraph 3 of the Plan. The Shares issued under the Plan may be authorized and unissued shares or shares held by the Company in its treasury, or both.

Stock-Based Award means a grant by the Company under the Plan of an equity award or an equity based award which is not an Option or a Stock Grant.

Stock Grant means a grant by the Company of Shares under the Plan.

Stock Right means a right to Shares or the value of Shares of the Company granted pursuant to the Plan — an ISO, a Non-Qualified Option, a Stock Grant or a Stock-Based Award.

Survivor means a deceased Participant’s legal representatives and/or any person or persons who acquired the Participant’s rights to a Stock Right by will or by the laws of descent and distribution.

2.	PURPOSES OF THE PLAN.

The Plan is intended to encourage ownership of Shares by Employees and directors of and certain consultants to the Company in order to attract and retain such people, to induce them to work for the benefit of the Company or of an Affiliate and to provide additional incentive for them to promote the success of the Company or of an Affiliate. The Plan provides for the granting of ISOs, Non-Qualified Options, Stock Grants and Stock-Based Awards.

3.	SHARES SUBJECT TO THE PLAN.

(a)	The number of Shares which may be issued from time to time pursuant to this Plan shall be 10,000,000, or the equivalent of such number of Shares after the Administrator, in its sole discretion, has interpreted the effect of any stock split, stock dividend, combination, recapitalization or similar transaction in accordance with Paragraph 24 of the Plan.

(b)	If an Option ceases to be ‘‘outstanding’’, in whole or in part (other than by exercise), or if the Company shall reacquire (at not more than its original issuance price) any Shares issued pursuant to a Stock Grant or Stock-Based Award, or if any Stock Right expires or is forfeited, cancelled, or otherwise terminated or results in any Shares not being issued, the unissued Shares which were subject to such Stock Right shall again be available for issuance from time to time pursuant to this Plan. Notwithstanding the foregoing, if a Stock Right is exercised, in whole or in part, by tender of Shares or if the Company’s tax withholding obligation is satisfied by withholding Shares, the number of Shares deemed to have been issued under the Plan for purposes of the limitation set forth in Paragraph 3(a) above shall be the number of Shares that were subject to the Stock Right or portion thereof, and not the net number of Shares actually issued.

4.	ADMINISTRATION OF THE PLAN.

The Administrator of the Plan will be the Board of Directors, except to the extent the Board of Directors delegates its authority to the Committee, in which case the Committee shall be the Administrator. Subject to the provisions of the Plan, the Administrator is authorized to:

a.	Interpret the provisions of the Plan and all Stock Rights and to make all rules and determinations which it deems necessary or advisable for the administration of the Plan;

b.	Determine which Employees, directors and consultants shall be granted Stock Rights;

c.	Determine the number of Shares for which a Stock Right or Stock Rights shall be granted, provided, however, that in no event shall Stock Rights with respect to more than 500,000 Shares be granted to any Participant in any fiscal year;

d.	Specify the terms and conditions upon which a Stock Right or Stock Rights may be granted; and

e.	Adopt any sub-plans applicable to residents of any specified jurisdiction as it deems necessary or appropriate in order to comply with or take advantage of any tax or other laws applicable to the Company or to Plan Participants or to otherwise facilitate the administration of the Plan, which sub-plans may include additional restrictions or conditions applicable to Stock Rights or Shares issuable pursuant to a Stock Right;

provided, however, that all such interpretations, rules, determinations, terms and conditions shall be made and prescribed in the context of preserving the tax status under Section 422 of the Code of those Options which are designated as ISOs. Subject to the foregoing, the interpretation and construction by the Administrator of any provisions of the Plan or of any Stock Right granted under it shall be final, unless otherwise determined by the Board of Directors, if the Administrator is the Committee. In addition, if the Administrator is the Committee, the Board of Directors may take any action under the Plan that would otherwise be the responsibility of the Committee.

To the extent permitted under applicable law, the Board of Directors or the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any portion of its responsibilities and powers to any other person selected by it. The Board of Directors or the Committee may revoke any such allocation or delegation at any time.

5.	ELIGIBILITY FOR PARTICIPATION.

The Administrator will, in its sole discretion, name the Participants in the Plan, provided, however, that each Participant must be an Employee, director or consultant of the Company or of an Affiliate at the time a Stock Right is granted. Notwithstanding the foregoing, the Administrator may authorize the grant of a Stock Right to a person not then an Employee, director or consultant of the Company or of an Affiliate; provided, however, that the actual grant of such Stock Right shall be conditioned upon such person becoming eligible to become a Participant at or prior to the time of the execution of the Agreement evidencing such Stock Right. ISOs may be granted only to Employees. Non-Qualified Options, Stock Grants and Stock-Based Awards may be granted to any Employee, director or consultant of the Company or an Affiliate. The granting of any Stock Right to any individual shall neither entitle that individual to, nor disqualify him or her from, participation in any other grant of Stock Rights.

6.    TERMS AND CONDITIONS OF OPTIONS.

Each Option shall be set forth in writing in an Option Agreement, duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Administrator may provide that Options be granted subject to such terms and conditions, consistent with the terms and conditions specifically required under this Plan, as the Administrator may deem appropriate including, without limitation, subsequent approval by the shareholders of the Company of this Plan or any amendments thereto. The Option Agreements shall be subject to at least the following terms and conditions:

a.	Non-Qualified Options: Each Option intended to be a Non-Qualified Option shall be subject to the terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company, subject to the following minimum standards for any such Non-Qualified Option:

i.	Option Price: Each Option Agreement shall state the option price (per share) of the Shares covered by each Option, which option price shall be determined by the Administrator but shall not be less than the Fair Market Value per share of Common Stock.

ii.	Number of Shares: Each Option Agreement shall state the number of Shares to which it pertains.

iii.	Option Periods: Each Option Agreement shall state the date or dates on which it first is exercisable and the date after which it may no longer be exercised, and may provide that the Option rights accrue or become exercisable in installments over a period of months or years, or upon the occurrence of certain conditions or the attainment of stated goals or events.

iv.	Option Conditions: Exercise of any Option may be conditioned upon the Participant’s execution of a Share purchase agreement in form satisfactory to the Administrator providing for certain protections for the Company and its other shareholders, including requirements that:

A.	The Participant’s or the Participant’s Survivors’ right to sell or transfer the Shares may be restricted; and

B.	The Participant or the Participant’s Survivors may be required to execute letters of investment intent and must also acknowledge that the Shares will bear legends noting any applicable restrictions.

b.	ISOs: Each Option intended to be an ISO shall be issued only to an Employee and be subject to the following terms and conditions, with such additional restrictions or changes as the Administrator determines are appropriate but not in conflict with Section 422 of the Code and relevant regulations and rulings of the Internal Revenue Service:

i.	Minimum standards: The ISO shall meet the minimum standards required of Non-Qualified Options, as described in Paragraph 6(a) above.

ii.	Option Price: Immediately before the ISO is granted, if the Participant owns, directly or by reason of the applicable attribution rules in Section424(d) of the Code:

A.	10% or less of the total combined voting power of all classes of stock of the Company or an Affiliate, the Option price per share of the Shares covered by each ISO shall not be less than 100% of the Fair Market Value per share of the Shares on the date of the grant of the Option; or

B.	More than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, the Option price per share of the Shares covered by each ISO shall not be less than 110% of the Fair Market Value on the date of grant.

iii.	Term of Option: For Participants who own:

A.	10% or less of the total combined voting power of all classes of stock of the Company or an Affiliate, each ISO shall terminate not more than ten years from the date of the grant or at such earlier time as the Option Agreement may provide; or

B.	More than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, each ISO shall terminate not more than five years from the date of the grant or at such earlier time as the Option Agreement may provide.

iv.	Limitation on Yearly Exercise: The Option Agreements shall restrict the amount of ISOs which may become exercisable in any calendar year (under this or any other ISO plan of the Company or an Affiliate) so that the aggregate Fair Market Value (determined at the time each ISO is granted) of the stock with respect to which ISOs are exercisable for the first time by the Participant in any calendar year does not exceed $100,000.

7.	TERMS AND CONDITIONS OF STOCK GRANTS.

Each offer of a Stock Grant to a Participant shall state the date prior to which the Stock Grant must be accepted by the Participant, and the principal terms of each Stock Grant shall be set forth in an Agreement, duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Agreement shall be in a form approved by the Administrator and shall contain terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company, subject to the following minimum standards:

(a)	Each Agreement shall state the purchase price (per share), if any, of the Shares covered by each Stock Grant, which purchase price shall be determined by the Administrator but shall not be less than the minimum consideration required by the Marshall Islands Corporation Law, if any, on the date of the grant of the Stock Grant;

(b)	Each Agreement shall state the number of Shares to which the Stock Grant pertains; and

(c)	Each Agreement shall include the terms of any right of the Company to restrict or reacquire the Shares subject to the Stock Grant, including the time and events upon which such rights shall accrue and the purchase price therefor, if any.

8.	TERMS AND CONDITIONS OF OTHER STOCK-BASED AWARDS.

The Administrator shall have the right to grant other Stock-Based Awards based upon the Common Stock having such terms and conditions as the Administrator may determine, including, without limitation, the grant of Shares based upon certain conditions, the grant of securities convertible into Shares and the grant of stock appreciation rights, phantom stock awards or stock units. The principal terms of each Stock-Based Award shall be set forth in an Agreement, duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Agreement shall be in a form approved by the Administrator and shall contain terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company.

9.	EXERCISE OF OPTIONS AND ISSUE OF SHARES.

An Option (or any part or installment thereof) shall be exercised by giving written notice to the Company or its designee, together with provision for payment of the full purchase price in accordance with this Paragraph for the Shares as to which the Option is being exercised, and upon compliance with any other condition(s) set forth in the Option Agreement. Such notice shall be signed by the person exercising the Option, shall state the number of Shares with respect to which the Option is being exercised and shall contain any representation required by the Plan or the Option Agreement. Payment of the purchase price for the Shares as to which such Option is being exercised shall be made (a) in United States dollars in cash or by check, or (b) at the discretion of the Administrator, through delivery of shares of Common Stock having a Fair Market Value equal as of the date of the exercise to the cash exercise price of the Option and held for at least six months, or (c) at the discretion of the Administrator, by having the Company retain from the shares otherwise issuable upon exercise of the Option, a number of shares having a Fair Market Value equal as of the date of exercise to the exercise price of the Option, or (d) at the discretion of the Administrator, in accordance with a cashless exercise program established with a securities brokerage firm, and approved by the Administrator, or (e) at the discretion of the Administrator, by any combination of (a), (b), (c) and (d) above or (f) above at the discretion of the Administrator, payment of such other lawful consideration as the Administrator may determine. Notwithstanding the foregoing, the Administrator shall accept only such payment on exercise of an ISO as is permitted by Section 422 of the Code.

The Company shall then reasonably promptly deliver the Shares as to which such Option was exercised to the Participant (or to the Participant’s Survivors, as the case may be). In determining what constitutes ‘‘reasonably promptly,’’ it is expressly understood that the issuance and delivery of the Shares may be delayed by the Company in order to comply with any law or regulation (including, without limitation, state securities or ‘‘blue sky’’ laws) which requires the Company to take any action with respect to the Shares prior to their issuance. The Shares shall, upon delivery, be fully paid, non-assessable Shares.

The Administrator shall have the right to accelerate the date of exercise of any installment of any Option; provided that the Administrator shall not accelerate the exercise date of any installment of any Option granted to an Employee as an ISO (and not previously converted into a Non-Qualified Option pursuant to Paragraph 27) without the prior approval of the Employee if such acceleration would violate the annual vesting limitation contained in Section 422(d) of the Code, as described in Paragraph 6(b)(iv).

The Administrator may, in its discretion, amend any term or condition of an outstanding Option provided (i) such term or condition as amended is permitted by the Plan, (ii) any such amendment shall be made only with the consent of the Participant to whom the Option was granted, or in the event of the death of the Participant, the Participant’s Survivors, if the amendment is adverse to the Participant, and (iii) any such amendment of any Option shall be made only after the Administrator determines whether such amendment would constitute a ‘‘modification’’ of any Option which is an ISO (as that term is defined in Section 424(h) of the Code) or would cause any adverse tax consequences for the holder of such Option including, but not limited to, pursuant to Section 409A of the Code.

10.	ACCEPTANCE OF STOCK GRANTS AND STOCK-BASED AWARDS AND ISSUE OF SHARES.

A Stock Grant or Stock-Based Award (or any part or installment thereof) shall be accepted by executing the applicable Agreement and delivering it to the Company or its designee, together with provision for payment of the full purchase price, if any, in accordance with this Paragraph for the Shares as to which such Stock Grant or Stock-Based Award is being accepted, and upon compliance with any other conditions set forth in the applicable Agreement. Payment of the purchase price for the Shares as to which such Stock Grant or Stock-Based Award is being accepted shall be made (a) in United States dollars in cash or by check, or (b) at the discretion of the Administrator, through delivery of shares of Common Stock held for at least six months and having a Fair Market Value equal as of the date of acceptance of the Stock Grant or Stock Based-Award to the purchase price of the Stock Grant or Stock-Based Award, or (c) at the discretion of the Administrator, by any combination of (a) and (b) abovem, or (d) at the discretion of the Administrator, payment of such other lawful consideration as the Administrator may determine.

The Company shall then, if required by the applicable Agreement, reasonably promptly deliver the Shares as to which such Stock Grant or Stock-Based Award was accepted to the Participant (or to the Participant’s Survivors, as the case may be), subject to any escrow provision set forth in the applicable Agreement. In determining what constitutes ‘‘reasonably promptly,’’ it is expressly understood that the issuance and delivery of the Shares may be delayed by the Company in order to comply with any law or regulation (including, without limitation, state securities or ‘‘blue sky’’ laws) which requires the Company to take any action with respect to the Shares prior to their issuance.

The Administrator may, in its discretion, amend any term or condition of an outstanding Stock Grant, Stock-Based Award or applicable Agreement provided (i) such term or condition as amended is permitted by the Plan, and (ii) any such amendment shall be made only with the consent of the Participant to whom the Stock Grant or Stock-Based Award was made, if the amendment is adverse to the Participant.

11.	RIGHTS AS A SHAREHOLDER.

No Participant to whom a Stock Right has been granted shall have rights as a shareholder with respect to any Shares covered by such Stock Right, except after due exercise of the Option or acceptance of the Stock Grant or as set forth in any Agreement, and tender of the full purchase price, if any, for the Shares being purchased pursuant to such exercise or acceptance and registration of the Shares in the Company’s share register in the name of the Participant.

12.	ASSIGNABILITY AND TRANSFERABILITY OF STOCK RIGHTS.

By its terms, a Stock Right granted to a Participant shall not be transferable by the Participant other than (i) by will or by the laws of descent and distribution, or (ii) as approved by the Administrator in its discretion and set forth in the applicable Agreement. Notwithstanding the foregoing, an ISO transferred except in compliance with clause (i) above shall no longer qualify as an ISO. The designation of a beneficiary of a Stock Right by a Participant, with the prior approval of the Administrator and in such form as the Administrator shall prescribe, shall not be deemed a transfer prohibited by this Paragraph. Except as provided above, a Stock Right shall only be exercisable or may only be accepted, during the Participant’s lifetime, by such Participant (or by his or her legal representative) and shall not be assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. Any attempted transfer, assignment, pledge, hypothecation or other disposition of any Stock Right or of any rights granted thereunder contrary to the provisions of this Plan, or the levy of any attachment or similar process upon a Stock Right, shall be null and void.

13.	EFFECT ON OPTIONS OF TERMINATION OF SERVICE OTHER THAN ‘‘FOR CAUSE’’ OR DEATH OR DISABILITY.

Except as otherwise provided in a Participant’s Option Agreement, in the event of a termination of service (whether as an employee, director or consultant) with the Company or an Affiliate before the Participant has exercised an Option, the following rules apply:

a.	A Participant who ceases to be an employee, director or consultant of the Company or of an Affiliate (for any reason other than termination ‘‘for cause’’, Disability, or death for which events there are special rules in Paragraphs 14, 15, and 16, respectively), may exercise any Option granted to him or her to the extent that the Option is exercisable on the date of such termination of service, but only within such term as the Administrator has designated in a Participant’s Option Agreement.

b.	Except as provided in Subparagraph (c) below, or Paragraph 15 or 16, in no event may an Option intended to be an ISO, be exercised later than three months after the Participant’s termination of employment.

c.	The provisions of this Paragraph, and not the provisions of Paragraph 15 or 16, shall apply to a Participant who subsequently becomes Disabled or dies after the termination of employment, director status or consultancy; provided, however, in the case of a Participant’s Disability or death within three months after the termination of employment, director status or consultancy, the Participant or the Participant’s Survivors may exercise the Option within one year after the date of the Participant’s termination of service, but in no event after the date of expiration of the term of the Option.

d.	Notwithstanding anything herein to the contrary, if subsequent to a Participant’s termination of employment, termination of director status or termination of consultancy, but prior to the exercise of an Option, the Board of Directors determines that, either prior or subsequent to the Participant’s termination, the Participant engaged in conduct which would constitute ‘‘cause’’, then such Participant shall forthwith cease to have any right to exercise any Option.

e.	A Participant to whom an Option has been granted under the Plan who is absent from the Company or an Affiliate because of temporary disability (any disability other than a Disability as defined in Paragraph 1 hereof), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Participant’s employment, director status or consultancy with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide.

f.	Except as required by law or as set forth in a Participant’s Option Agreement, Options granted under the Plan shall not be affected by any change of a Participant’s status within or among the Company and any Affiliates, so long as the Participant continues to be an employee, director or consultant of the Company or any Affiliate.

14.	EFFECT ON OPTIONS OF TERMINATION OF SERVICE ‘‘FOR CAUSE’’.

Except as otherwise provided in a Participant’s Option Agreement, the following rules apply if the Participant’s service (whether as an employee, director or consultant) with the Company or an Affiliate is terminated ‘‘for cause’’ prior to the time that all his or her outstanding Options have been exercised:

a.	All outstanding and unexercised Options as of the time the Participant is notified his or her service is terminated ‘‘for cause’’ will immediately be forfeited.

b.	For purposes of this Plan, ‘‘cause’’ shall include (and is not limited to) dishonesty with respect to the Company or any Affiliate, insubordination, substantial malfeasance or non-feasance of duty, unauthorized disclosure of confidential information, breach by the Participant of any provision of any employment, consulting, advisory, nondisclosure, non-competition or similar agreement between the Participant and the Company, and conduct substantially prejudicial to the business of the Company or any Affiliate. The determination of the Administrator as to the existence of ‘‘cause’’ will be conclusive on the Participant and the Company.

c.	‘‘Cause’’ is not limited to events which have occurred prior to a Participant’s termination of service, nor is it necessary that the Administrator’s finding of ‘‘cause’’ occur prior to termination. If the Administrator determines, subsequent to a Participant’s termination of service but prior to the exercise of an Option, that either prior or subsequent to the Participant’s termination the Participant engaged in conduct which would constitute ‘‘cause’’, then the right to exercise any Option is forfeited.

d.	Any provision in an agreement between the Participant and the Company or an Affiliate, which contains a conflicting definition of ‘‘cause’’ for termination and which is in effect at the time of such termination, shall supersede the definition in this Plan with respect to that Participant.

15.	EFFECT ON OPTIONS OF TERMINATION OF SERVICE FOR DISABILITY.

Except as otherwise provided in a Participant’s Option Agreement:

a.	A Participant who ceases to be an employee, director or consultant of the Company or of an Affiliate by reason of Disability may exercise any Option granted to such Participant:

(i)	To the extent that the Option has become exercisable but has not been exercised on the date of Disability; and

(ii)	In the event rights to exercise the Option accrue periodically, to the extent of a pro rata portion through the date of Disability of any additional vesting rights that would have accrued on the next vesting date had the Participant not become Disabled. The proration shall be based upon the number of days accrued in the current vesting period prior to the date of Disability.

b.	A Disabled Participant may exercise such rights only within the period ending one year after the date of the Participant’s Disability, notwithstanding that the Participant might have been able to exercise the Option as to some or all of the Shares on a later date if the Participant had not become Disabled and had continued to be an employee, director or consultant or, if earlier, within the originally prescribed term of the Option.

c.	The Administrator shall make the determination both of whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company.

16.	EFFECT ON OPTIONS OF DEATH WHILE AN EMPLOYEE, DIRECTOR OR CONSULTANT.

Except as otherwise provided in a Participant’s Option Agreement:

a.	In the event of the death of a Participant while the Participant is an employee, director or consultant of the Company or of an Affiliate, such Option may be exercised by the Participant’s Survivors:

(i)	To the extent that the Option has become exercisable but has not been exercised on the date of death; and

(ii)	In the event rights to exercise the Option accrue periodically, to the extent of a pro rata portion through the date of death of any additional vesting rights that would have accrued on the next vesting date had the Participant not died. The proration shall be based upon the number of days accrued in the current vesting period prior to the Participant’s date of death.

b.	If the Participant’s Survivors wish to exercise the Option, they must take all necessary steps to exercise the Option within one year after the date of death of such Participant, notwithstanding that the decedent might have been able to exercise the Option as to some or all of the Shares on a later date if he or she had not died and had continued to be an employee, director or consultant or, if earlier, within the originally prescribed term of the Option.

17.	EFFECT OF TERMINATION OF SERVICE ON UNACCEPTED STOCK GRANTS.

In the event of a termination of service (whether as an employee, director or consultant) with the Company or an Affiliate for any reason before the Participant has accepted a Stock Grant, such offer shall terminate.

For purposes of this Paragraph 17 and Paragraph 18 below, a Participant to whom a Stock Grant has been offered and accepted under the Plan who is absent from work with the Company or with an Affiliate because of temporary disability (any disability other than a Disability as defined in Paragraph 1 hereof), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Participant’s employment, director status or consultancy with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide.

In addition, for purposes of this Paragraph 17 and Paragraph 18 below, any change of employment or other service within or among the Company and any Affiliates shall not be treated as a termination of employment, director status or consultancy so long as the Participant continues to be an employee, director or consultant of the Company or any Affiliate.

18.	EFFECT ON STOCK GRANTS OF TERMINATION OF SERVICE OTHER THAN ‘‘FOR CAUSE’’ OR DEATH OR DISABILITY.

Except as otherwise provided in a Participant’s Stock Grant Agreement, in the event of a termination of service (whether as an employee, director or consultant), other than termination ‘‘for cause,’’ Disability, or death for which events there are special rules in Paragraphs 19, 20, and 21, respectively, before all forfeiture provisions or Company rights of repurchase shall have lapsed, then the Company shall have the right to cancel or repurchase that number of Shares subject to a Stock Grant as to which the Company’s forfeiture or repurchase rights have not lapsed.

19.	EFFECT ON STOCK GRANTS OF TERMINATION OF SERVICE ‘‘FOR CAUSE’’.

Except as otherwise provided in a Participant’s Stock Grant Agreement, the following rules apply if the Participant’s service (whether as an employee, director or consultant) with the Company or an Affiliate is terminated ‘‘for cause’’:

a.	All Shares subject to any Stock Grant that remain subject to forfeiture provisions or as to which the Company shall have a repurchase right shall be immediately forfeited to the Company as of the time the Participant is notified his or her service is terminated for Cause.

b.	For purposes of this Plan, ‘‘cause’’ shall include (and is not limited to) dishonesty with respect to the employer, insubordination, substantial malfeasance or non-feasance of duty, unauthorized disclosure of confidential information, breach by the Participant of any provision of any employment, consulting, advisory, nondisclosure, non-competition or similar agreement between the Participant and the Company, and conduct substantially prejudicial to the business of the Company or any Affiliate. The determination of the Administrator as to the existence of ‘‘cause’’ will be conclusive on the Participant and the Company.

c.	‘‘Cause’’ is not limited to events which have occurred prior to a Participant’s termination of service, nor is it necessary that the Administrator’s finding of ‘‘cause’’ occur prior to termination. If the Administrator determines, subsequent to a Participant’s termination of service, that either prior or subsequent to the Participant’s termination the Participant engaged in conduct which would constitute ‘‘cause,’’ then the Company’s right to repurchase all of such Participant’s Shares shall apply.

d.	Any provision in an agreement between the Participant and the Company or an Affiliate, which contains a conflicting definition of ‘‘cause’’ for termination and which is in effect at the time of such termination, shall supersede the definition in this Plan with respect to that Participant.

20.	EFFECT ON STOCK GRANTS OF TERMINATION OF SERVICE FOR DISABILITY.

Except as otherwise provided in a Participant’s Stock Grant Agreement, the following rules apply if a Participant ceases to be an employee, director or consultant of the Company or of an Affiliate by reason of Disability: to the extent the forfeiture provisions or the Company’s rights of repurchase have not lapsed on the date of Disability, they shall be exercisable; provided, however, that in the event such forfeiture provisions or rights of repurchase lapse periodically, such provisions or rights shall lapse to the extent of a pro rata portion of the Shares subject to such Stock Grant through the date of Disability as would have lapsed had the Participant not become Disabled. The proration shall be based upon the number of days accrued prior to the date of Disability.

The Administrator shall make the determination both of whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company.

21.	EFFECT ON STOCK GRANTS OF DEATH WHILE AN EMPLOYEE, DIRECTOR OR CONSULTANT.

Except as otherwise provided in a Participant’s Stock Grant Agreement, the following rules apply in the event of the death of a Participant while the Participant is an employee, director or consultant of the Company or of an Affiliate: to the extent the forfeiture provisions or the Company’s rights of repurchase have not lapsed on the date of death, they shall be exercisable; provided, however, that in the event such forfeiture provisions or rights of repurchase lapse periodically, such provisions or rights shall lapse to the extent of a pro rata portion of the Shares subject to such Stock Grant through the date of death as would have lapsed had the Participant not died. The proration shall be based upon the number of days accrued prior to the Participant’s death.

22.	PURCHASE FOR INVESTMENT.

Unless the offering and sale of the Shares to be issued upon the particular exercise or acceptance of a Stock Right shall have been effectively registered under the Securities Act of 1933, as now in force or hereafter amended (the ‘‘1933 Act’’), the Company shall be under no obligation to issue the Shares covered by such exercise unless and until the following conditions have been fulfilled:

a.	The person(s) who exercise(s) or accept(s) such Stock Right shall warrant to the Company, prior to the receipt of such Shares, that such person(s) are acquiring such Shares for their own respective accounts, for investment, and not with a view to, or for sale in connection with, the distribution of any such Shares, in which event the person(s) acquiring such Shares shall be bound by the provisions of the following legend which shall be endorsed upon the certificate(s) evidencing their Shares issued pursuant to such exercise or such grant:

‘‘The shares represented by this certificate have been taken for investment and they may not be sold or otherwise transferred by any person, including a pledgee, unless (1) either (a) a Registration Statement with respect to such shares shall be effective under the Securities Act of 1933, as amended, or (b) the Company shall have received an opinion of counsel satisfactory to it that an exemption from registration under such Act is then available, and (2) there shall have been compliance with all applicable state securities laws.’’

b.	At the discretion of the Administrator, the Company shall have received an opinion of its counsel that the Shares may be issued upon such particular exercise or acceptance in compliance with the 1933 Act without registration thereunder.

23.	DISSOLUTION OR LIQUIDATION OF THE COMPANY.

Upon the dissolution or liquidation of the Company, all Options granted under this Plan which as of such date shall not have been exercised and all Stock Grants and Stock-Based Awards which have not been accepted will terminate and become null and void; provided, however, that if the rights of a Participant or a Participant’s Survivors have not otherwise terminated and expired, the Participant or the Participant’s Survivors will have the right immediately prior to such dissolution or liquidation to exercise or accept any Stock Right to the extent that the Stock Right is exercisable or subject to acceptance as of the date immediately prior to such dissolution or liquidation. Upon the dissolution or liquidation of the Company, any outstanding Stock-Based Awards shall immediately terminate unless otherwise determined by the Administrator or specifically provided in the applicable Agreement.

24.	ADJUSTMENTS.

Upon the occurrence of any of the following events, a Participant’s rights with respect to any Stock Right granted to him or her hereunder shall be adjusted as hereinafter provided, unless otherwise specifically provided in a Participant’s Agreement:

a.    Stock Dividends and Stock Splits.    If (i) the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of Common Stock as a stock dividend on its outstanding Common Stock, or (ii) additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Common Stock, the number of shares of Common Stock deliverable upon the exercise of an Option or acceptance of a Stock Grant shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made including, in the purchase price per share, to reflect such events. The number of Shares subject to the limitations in Paragraph 4(c) shall also be proportionately adjusted upon the occurrence of such events.

b.    Corporate Transactions.    If the Company is to be consolidated with or acquired by another entity in a merger, sale of all or substantially all of the Company’s assets other than a transaction to merely change the state of incorporation (a ‘‘Corporate Transaction’’), the Administrator or the board of directors of any entity assuming the obligations of the Company hereunder (the ‘‘Successor Board’’), shall, as to outstanding Options, either (i) make appropriate provision for the continuation of such Options by substituting on an equitable basis for the Shares then subject to such Options either the consideration payable with respect to the outstanding shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity; or (ii) upon written notice to the Participants, provide that all Options must be exercised (all Options shall for purpose of this clause (ii) be made fully vested and immediately exercisable prior to their termination), within a specified number of days of the date of such notice, at the end of which period the Options shall terminate; or (iii) terminate all Options in exchange for a cash payment equal to the excess of the Fair Market Value of the Shares subject to such Options (all Options shall for purpose of this clause (iii) be made fully vested and immediately exercisable immediately prior to their termination) over the exercise price thereof.

With respect to outstanding Stock Grants, the Administrator or the Successor Board, shall either (i) make appropriate provisions for the continuation of such Stock Grants on the same terms and conditions by substituting on an equitable basis for the Shares then subject to such Stock Grants either the consideration payable with respect to the outstanding Shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity; or (ii) terminate all Stock Grants in exchange for a cash payment equal to the excess of the Fair Market Value of the Shares subject to such Stock Grants (without regard to forfeiture or repurchase rights of the Company) over the purchase price thereof, if any. In addition, in the event of a Corporate Transaction, the Administrator may waive any or all Company forfeiture or repurchase rights with respect to outstanding Stock Grants.

c.    Recapitalization or Reorganization.    In the event of a recapitalization or reorganization of the Company other than a Corporate Transaction pursuant to which securities of the Company or of another corporation are issued with respect to the outstanding shares of Common Stock, a Participant upon exercising an Option or accepting a Stock Grant after the recapitalization or reorganization shall be entitled to receive for the purchase price paid upon such exercise or acceptance of the number of replacement securities which would have been received if such Option had been exercised or Stock Grant accepted prior to such recapitalization or reorganization.

d.    Adjustments to Stock-Based Awards.    Upon the happening of any of the events described in Subparagraphs a, b or c above, any outstanding Stock-Based Award shall be appropriately adjusted to reflect the events described in such Subparagraphs. The Administrator or the Successor Board shall determine the specific adjustments to be made under this Paragraph 24, including, but not limited to the effect if any, of a Change of Control and, subject to Paragraph 4, its determination shall be conclusive.

e.    Modification of ISOs.    Notwithstanding the foregoing, any adjustments made pursuant to Subparagraph a, b or c above with respect to ISOs shall be made only after the Administrator determines whether such adjustments would constitute a ‘‘modification’’ of such ISOs (as that term is defined in Section 424(h) of the Code) or would cause any adverse tax consequences for the holders of such ISOs. If the Administrator determines that such adjustments made with respect to ISOs would constitute a modification of such ISOs, it may refrain from making such adjustments, unless the holder of an ISO specifically requests in writing that such adjustment be made and such writing indicates that the holder has full knowledge of the consequences of such ‘‘modification’’ on his or her income tax treatment with respect to the ISO. This paragraph shall not apply to the acceleration of the vesting of any ISO that would cause any portion of the ISO to violate the annual vesting limitation contained in Section 422(d) of the Code, as described in Paragraph 6b(iv).

f.    Change of Control.    In the event of either

(A)	a Corporate Transaction that also constitutes a Change of Control, where outstanding options are assumed or substituted in accordance with the first paragraph of Subparagraph B clause (i) above and, with respect to Stock Grants, in accordance with the second paragraph of Subparagraph B clause (i); or

(B)	a Change of Control that does not also constitute a Corporate Transaction all of such Participant’s Options outstanding under the Plan shall become fully vested and immediately exercisable as of the date of the Change of Control and any forfeiture or repurchase rights of the Company with respect to outstanding Stock Grants that have not lapsed or expired prior to such Change of Control shall terminate as of the date of the Change of Control.

25.	ISSUANCES OF SECURITIES.

Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to Stock Rights. Except as expressly provided herein, no adjustments shall be made for dividends paid in cash or in property (including without limitation, securities) of the Company prior to any issuance of Shares pursuant to a Stock Right.

26.	FRACTIONAL SHARES.

No fractional shares shall be issued under the Plan and the person exercising a Stock Right shall receive from the Company cash in lieu of such fractional shares equal to the Fair Market Value thereof.

27.	CONVERSION OF ISOs INTO NON-QUALIFIED OPTIONS; TERMINATION OF ISOs.

The Administrator, at the written request of any Participant, may in its discretion take such actions as may be necessary to convert such Participant’s ISOs (or any portions thereof) that have not been exercised on the date of conversion into Non-Qualified Options at any time prior to the expiration of such ISOs, regardless of whether the Participant is an employee of the Company or an Affiliate at the time of such conversion. At the time of such conversion, the Administrator (with the consent of the Participant) may impose such conditions on the exercise of the resulting Non-Qualified Options as the Administrator in its discretion may determine, provided that such conditions shall not be inconsistent with this Plan. Nothing in the Plan shall be deemed to give any Participant the right to have such Participant’s ISOs converted into Non-Qualified Options, and no such conversion shall occur until and unless the Administrator takes appropriate action. The Administrator, with the consent of the Participant, may also terminate any portion of any ISO that has not been exercised at the time of such conversion.

28.	WITHHOLDING.

In the event that any federal, state, or local income taxes, employment taxes, Federal Insurance Contributions Act (‘‘F.I.C.A.’’) withholdings or other amounts are required by applicable law or governmental regulation to be withheld from the Participant’s salary, wages or other remuneration in connection with the exercise or acceptance of a Stock Right or in connection with a Disqualifying Disposition (as defined in Paragraph 29) or upon the lapsing of any forfeiture provision or right of repurchase or for any other reason required by law, the Company may withhold from the Participant’s compensation, if any, or may require that the Participant advance in cash to the Company, or to any Affiliate of the Company which employs or employed the Participant, the statutory minimum amount of such withholdings unless a different withholding arrangement, including the use of shares of the Company’s Common Stock or a promissory note, is authorized by the Administrator (and permitted by law). For purposes hereof, the fair market value of the shares withheld for purposes of payroll withholding shall be determined in the manner provided in Paragraph 1 above, as of the most recent practicable date prior to the date of exercise. If the fair market value of the shares withheld is less than the amount of payroll withholdings required, the Participant may be required to advance the difference in cash to the Company or the Affiliate employer. The Administrator in its discretion may condition the exercise of an Option for less than the then Fair Market Value on the Participant’s payment of such additional withholding.

29.	NOTICE TO COMPANY OF DISQUALIFYING DISPOSITION.

Each Employee who receives an ISO must agree to notify the Company in writing immediately after the Employee makes a Disqualifying Disposition of any shares acquired pursuant to the exercise of an ISO. A Disqualifying Disposition is defined in Section 424(c) of the Code and includes any disposition (including any sale or gift) of such shares before the later of (a) two years after the date the Employee was granted the ISO, or (b) one year after the date the Employee acquired Shares by exercising the ISO, except as otherwise provided in Section 424(c) of the Code. If the Employee has died before such stock is sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

30.	TERMINATION OF THE PLAN.

The Plan will terminate on November 13, 2016, the date which is ten years from the earlier of the date of its adoption by the Board of Directors and the date of its approval by the shareholders of the Company. The Plan may be terminated at an earlier date by vote of the shareholders or the Board of Directors of the Company; provided, however, that any such earlier termination shall not affect any Agreements executed prior to the effective date of such termination.

31.	AMENDMENT OF THE PLAN AND AGREEMENTS.

The Plan may be amended by the shareholders of the Company. The Plan may also be amended by the Administrator, including, without limitation, to the extent necessary to qualify any or all outstanding Stock Rights granted under the Plan or Stock Rights to be granted under the Plan for favorable federal income tax treatment (including deferral of taxation upon exercise) as may be afforded incentive stock options under Section 422 of the Code, and to the extent necessary to qualify the shares issuable upon exercise or acceptance of any outstanding Stock Rights granted, or Stock Rights to be granted, under the Plan for listing on any national securities exchange or quotation in any national automated quotation system of securities dealers. Any amendment approved by the Administrator which the Administrator determines is of a scope that requires shareholder approval shall be subject to obtaining such shareholder approval. Any modification or amendment of the Plan shall not, without the consent of a Participant, adversely affect his or her rights under a Stock Right previously granted to him or her. With the consent of the Participant affected, the Administrator may amend outstanding Agreements in a manner which may be adverse to the Participant but which is not inconsistent with the Plan. In the discretion of the Administrator, outstanding Agreements may be amended by the Administrator in a manner which is not adverse to the Participant.

32.	EMPLOYMENT OR OTHER RELATIONSHIP.

Nothing in this Plan or any Agreement shall be deemed to prevent the Company or an Affiliate from terminating the employment, consultancy or director status of a Participant, nor to prevent a Participant from terminating his or her own employment, consultancy or director status or to give any Participant a right to be retained in employment or other service by the Company or any Affiliate for any period of time.

33.	GOVERNING LAW.

This Plan shall be construed and enforced in accordance with the laws of the Marshall Islands.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: November 17, 2006